Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE

Cottonvale Towns: Delivering strong rental growth in Savannah



Why Savannah? A strategic bet that's paying off

With three active communities now operating in the greater Savannah area, our investment in this fast-growing region is proving to be more than just well-timed—it's strategically sound. From Cottonvale Towns to Harris Trail to Omnia at Richmond Hill, our portfolio continues to benefit from the same set of fundamentals: a chronic undersupply of high-quality rental housing, strong regional job and population growth, and limited near-term competition.

Savannah's unique mix of affordability, logistics-driven economic expansion (anchored by the Port of Savannah), and catalytic employers like Hyundai's EV plant has created a durable demand base that outpaces supply. It's exactly the type of high-growth, supply-constrained Sunbelt market our strategy was designed to target—and we believe our early and scaled presence here continues to validate that thesis.

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Cottonvale Towns, our 71-unit build-to-rent community in Savannah, Georgia, is a prime example of our strategy to target high-growth, supply-constrained Sunbelt markets. Since its acquisition in early 2023, the property has exceeded expectations, quickly achieving 90-95% occupancy and strong rent growth. With limited new construction and a growing economic base, we believe the property is well positioned to continue delivering strong cash flow and returns.

Performance highlights

The property's consistently strong performance can be attributed to several key factors:

- **Premium positioning:** Savannah has historically had limited newer residential products, allowing Cottonvale to capture robust demand for quality rental homes.
- **Above-average rent growth:** Our Savannah portfolio has delivered nearly 4.5% annual rent growth, well in excess of the broader rental market across the Southeast.
- **Strong occupancy:** Stabilized in July 2023—just two months after construction wrapped—Cottonvale has since maintained 90-95% occupancy.

Market drivers supporting continued performance

Savannah continues to demonstrate the fundamental attributes we target in our investment strategy:

- **Product-market fit:** Savannah has long suffered from a shortage of high-quality rental housing. Cottonvale's modern design and professional management have positioned it as a preferred choice among renters.
- **Demand tailwinds:** The Port of Savannah continues to expand, bringing logistics jobs and economic diversification. Meanwhile, the Hyundai EV plant, opened in 2022, has added further momentum to population and job growth.
- **Limited competitive supply:** While new supply is anticipated, current demand, the current imbalance between demand and available homes supports continued rent growth.

Looking ahead

Cottonvale is exactly the kind of asset we aim to scale: professionally managed, well-located, and benefiting from macroeconomic tailwinds. We continue to monitor the pipeline of potential new supply in the Savannah area but remain confident in Cottonvale's ability to maintain its competitive edge.

As always, our team is focused on proactive asset management—ensuring the property continues to operate efficiently while evaluating opportunities for enhancements that can drive long-term value.

This investment reflects our broader thesis: that high-quality rental housing in high-growth, supply-constrained markets can deliver stable, attractive returns over time. Cottonvale Towns is one of many examples across the portfolio where this thesis is actively playing out.

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The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Why We're Investing in Savannah—And Why It's Working


Cottonvale
Towns
Harris
Trail
Omnia at
Richmond Hill

Fundrise's build-to-rent community continues to outperform as Savannah's housing supply remains tight and demand stays strong.

Why Savannah? The right market at the right time

Our investment in Savannah wasn't just opportunistic—it was intentional. Our portfolio continues to benefit from the same set of fundamentals: a chronic undersupply of high-quality rental housing, strong regional job and population growth, and limited near-term competition.

With three active communities now operating across the metro, we're positioned to benefit from continued tailwinds—and early results are validating our strategy.

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Location highlight: Cottonvale Towns



Cottonvale Towns, a 71-unit build-for-rent community, is one example of how we're executing in Savannah.

- Three-bedroom townhomes with private garages, backyards, and modern finishes
- Reached 90–95% occupancy just two months after construction wrapped
- Benefiting from premium positioning in a market with few modern rental options
- Strong, consistent rent growth that supports long-term cash flow potential

What's driving results

Savannah continues to reflect the core fundamentals we target:

- **Product-market fit:** The city has long lacked high-quality rental housing. Cottonvale's modern townhomes and professional management have positioned it as a top choice among renters
- **Demand tailwinds:** Ongoing expansion of the Port of Savannah and the opening of Hyundai's EV plant in 2022 have accelerated job creation and population growth
- **Limited competitive supply:** While new development is expected, the current imbalance between demand and available homes continues to support rent growth

Looking ahead

Savannah continues to align with the core fundamentals we target: strong job growth, limited supply, and sustained demand. While we're watching for new development in the area, the current imbalance favors well-positioned assets.

Our early presence and disciplined approach are paying off. Cottonvale Towns is one of many examples across the portfolio where this thesis is actively playing out.

You can find additional assets here.

Start investing

Start investing in less than 5 minutes and with as little as $10.

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

Why invest in build-for-rent?

Build-for-rent focuses on building whole communities of new homes in well-located areas primed for population growth driven by technological, demographics, and affordability megatrends.



By purchasing these homes in volume directly from homebuilders and leasing them ourselves as stabilized communities, we believe we can get better prices—and returns—than buying the "finished product."

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- ✓ Low fees
- ✓ Flexible minimums
- ✓ Direct investments

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11:09
ACCOUNT VALUE
$32,163.14
$53.34
Since last login on March 3
NET CONTRIBUTION
$29,750.00
NET RETURN
$2,413.14
$40K
$30K
$20K
$10K
$0
2020
2021
2022
2023
PORTFOLIO
Real estate
65.7% of Portfolio
7.4%

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store | GET IT ON Google Play

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Apple App Store rating is as of August 2024 and is based upon all ratings and reviews received by Apple App Store® since the Fundrise app was launched in April 2019. The current rating can be found on Fundrise's App Store page and is subject to change. The App Store rating is calculated and generated by Apple based on the average of all total app reviews. No compensation was exchanged for reviews or ratings. The rating may not be representative of the Fundrise client experience, advisory services, or investment performance. For more information, see more reviews at the App Store.

Google Play Store rating is as of August 2024 and is based upon all ratings and reviews received by Google Play since the Fundrise app was launched in March 2020. The current rating can be found on Fundrise's Google Play page and is subject to change. The Google Play Store rating is calculated and generated by Google based on the average of all total app reviews. No compensation was exchanged for reviews or ratings. The rating may not be representative of the Fundrise client experience, advisory services, or investment performance. For more information, see more reviews at the Google Play Store.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure.

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

FUNDRISE

The Fundrise Flagship Fund is open for investment



11:09
Flagship Real Estate Fund
Open
Real estate
PORTFOLIO ASSETS
Income-generatir
apartments near
Tampa, FL
Multifamily
Rental home
community near
Atlanta, GA
Build-for-rent
Industrial property
near Phoenix, AZ
Industrial
7.5%
2024 Return¹
$1.2B
Net Asset Value²

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Assets now generating income

Early in the Flagship Fund's life, many assets were in their acquisition and development phases. Here's one example of a project that has completed construction, entered lease-up, and reached stabilization—typically defined as 90-95% occupancy:

Cottonvale Towns in Savannah, Georgia



Where it started

Cottonvale Towns, our 71-unit build-to-rent community in Savannah, Georgia, exemplifies our strategy of investing in high-growth, supply-constrained Sunbelt markets. Since acquisition in early 2023, the property has outperformed expectations—benefiting from strong demand, limited competition, and a product designed to meet the needs of today's renters.

- Three-bedroom townhomes with private garages, backyards, and modern finishes
- Stabilized at 90–95% occupancy within two months of construction completion
- Located in a submarket with few modern rental alternatives
- Consistent rent growth supporting strong cash flow potential

What's driving results

Savannah continues to reflect the core fundamentals we target:

- **Product-market fit:** The city has long lacked high-quality rental housing. Cottonvale's modern townhomes and professional management have positioned it as a top choice among renters.
- **Demand tailwinds:** Ongoing expansion of the Port of Savannah and the opening of Hyundai's EV plant in 2022 have accelerated job creation and population growth.
- **Limited competitive supply:** While new development is expected, the current imbalance between demand and available homes continues to support rent growth.

Looking ahead

Cottonvale is exactly the kind of asset we aim to scale: professionally managed, well-located, and benefiting from macroeconomic tailwinds.

We continue to monitor the pipeline of potential new supply in the Savannah area but remain confident in Cottonvale's ability to maintain its competitive edge.

You can find additional assets here.

Access private real estate for $10

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

About the Flagship Fund

- 4,700+ single-family rental homes
- Flexible minimums starting at just $10
- 3.3+ million square feet of industrial facilities
- Quarterly, penalty-free withdrawals

Invest in real estate

---

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

2. The net value of the fund's assets less its liabilities as of Mar 31, 2025.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

More properties stabilized amid market uncertainty



New policies are driving volatility, and concerns about a slowdown are rising. In this environment, real estate continues to become an increasingly attractive tool for investors seeking greater stability and a way to derisk their portfolios.

As our funds continue executing their strategies, more properties are transitioning from development to income generation. **Reaching stabilization** (typically defined as the point at which a property achieves an occupancy rate of approximately 90-95%) **reduces risk, increases cash flow, and strengthens long-term performance**. These two communities add to the growing number of assets within the Flagship Fund that have successfully made this transition.

Highland Townhomes (Charleston, SC)

- **220-unit townhome community**
- Achieved stabilization in **October 2024**, just two months after construction completion
- Strategic management has driven **asking rents to their highest levels since delivery**, reinforcing demand

Montera at Sherrills Ford (Greater Charlotte, NC)

- **97-unit build-for-rent community**
- Reached **stabilization in July 2024**, approximately one year after construction completion
- **100% leased**, with renewal rents growing **7-10%**, well above broader market benchmarks

Why it matters

- Increased market uncertainty is making real estate an attractive tool for stability and portfolio resilience
- Stabilized properties lower the risk profile of the Flagship Fund, contributing to stronger cash flow and long-term performance
- With private real estate still at relative lows, investors maintaining exposure may be well-positioned to outperform those who do not
- In 2024, the Flagship Real Estate Fund delivered a total return of 7.50%[1], handily outperforming the NAREIT All-REIT Index which returned 4.30%[2]

With more assets reaching key milestones, the Fundrise portfolio continues to scale, reinforcing the long-term value of private real estate investment.

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Additional Information: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

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---

[1] This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

[2] The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Strength in a shifting market



Market uncertainty is rising, with new policies adding pressure to an already volatile environment. Investors looking for stability are turning to private real estate, where valuations remain attractive and fundamentals continue to strengthen.

Why it matters

- Stock markets sit near record highs, leaving limited room for upside.
- Real estate values remain at relative lows, with lower interest rates and high construction costs expected to push prices higher.
- Maintaining or increasing exposure to private real estate may help hedge against stock market volatility while capturing potential future upside.

Flagship Fund: More properties achieving stabilization

Two more communities in the Flagship Fund have reached stabilization—typically around 90-95% occupancy. This milestone reduces risk while increasing cash flow and delivering more stable returns. They join a growing number of properties successfully transitioning from development to income-generating assets.

- Two newly stabilized properties: Highland Townhomes (Charleston, SC) and Montera at Sherrills Ford (Greater Charlotte, NC)
- More properties moving from **development to cash flow**, strengthening long-term returns
- Delivered a **7.50%[1] total return** in 2024, outperforming the **NAREIT All-REIT Index** at 4.30%[2]

With market dislocations creating opportunities, the Fundrise portfolio remains positioned for resilience in an evolving economic environment.

Start investing

Start investing in less than 5 minutes and with as little as $10.

Additional Information: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

---

[1] This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

[2] The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Strength in a shifting market



Market uncertainty is rising, with new policies adding pressure to an already volatile environment. Investors looking for stability are turning to private real estate, where valuations remain attractive and fundamentals continue to strengthen.

Why it matters

- Stock markets sit near record highs, leaving limited room for upside.
- Real estate values remain at relative lows, with lower interest rates and high construction costs expected to push prices higher.
- Maintaining or increasing exposure to private real estate may help hedge against stock market volatility while capturing potential future upside.

Flagship Fund: More properties achieving stabilization

Two more communities in the Flagship Fund have reached stabilization—typically around 90-95% occupancy. This milestone reduces risk while increasing cash flow and delivering more stable returns. They join a growing number of properties successfully transitioning from development to income-generating assets.

- Two newly stabilized properties: Highland Townhomes (Charleston, SC) and Montera at Sherrills Ford (Greater Charlotte, NC)
- More properties moving from **development to cash flow**, strengthening long-term returns
- Delivered a **7.50%[1] total return** in 2024, outperforming the **NAREIT All-REIT Index** at 4.30%[2]

With market dislocations creating opportunities, the Fundrise portfolio remains positioned for resilience in an evolving economic environment.

Start investing

Start investing in less than 5 minutes and with as little as $10.

Additional Information: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

[1] This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

[2] The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036